UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Realogy Holdings Corp.
File No. 333-173250-82

Realogy Group LLC
File No. 333-148153

CF#32023

Realogy Holdings Corp. (formerly Domus Holdings Corp.) and Realogy Group LLC (formerly Realogy Corporation) submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on August 11, 2009 and a Form S-1 filed on April 1, 2011, as amended May 31, 2011.

Based on representations by Realogy Holdings Corp. and Realogy Group LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.9	10-Q	August 11, 2009	through January 31, 2025
10.10	10-Q	August 11, 2009	through January 31, 2025
10.38	S-1	April 1, 2011, as amended May 31, 2011	through January 31, 2025
10.41	S-1	April 1, 2011, as amended May 31, 2011	through January 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary